March 25, 2026

Marshawn Govan
Chief Executive Officer, President and Director
MKG Enterprises Corp.
4021 N Fresno Street Suite 107
Fresno, CA 93726

        Re: MKG Enterprises Corp.
            Offering Statement on Form 1-A
            Filed March 19, 2026
            File No. 024-12725
Dear Marshawn Govan:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:    Louis Amatucci Esq.